Destin George Bell

Founder, Card.io | Forbes 30 under 30 Austin | Austin Black 40 Under 40 | Austin Inno Under 25 | Fitness, Startups, Motivation

Austin, Texas, United States

Summary

Motivated entrepreneur and sales professional with skills in all forms of sales methodologies, relationship development & management, Microsoft Office, Adobe CC, CRM’s, organizational development, content creation, and business development.

Experience

Card.io
Ceo/Co-Founder
December 2021 - Present (1 year 11 months)

Junior Achievement of Central Texas
Entrepreneurship Committee Member
September 2022 - Present (1 year 2 months)
Austin, Texas Metropolitan Area

Lead entrepreneurial and education initiatives for 1,000+ students in the Central Texas region.

Venture For America
Fellow
May 2020 - September 2022 (2 years 5 months)
United States

Bucket Patrol
Content Creator
November 2020 - January 2022 (1 year 3 months)
Austin, Texas Metropolitan Area

- Creating engaging content around NBA 2K & other esports
- Operating as a caster & on-air personality with several different organizations & activations

Contact

www.linkedin.com/in/destinbell (LinkedIn)

Top Skills

Entrepreneurship
Marketing
Sales

Languages

English

Certifications

Lean Systems Student Green Belt
Business Growth Strategy
Brand Marketing & SEO Tools using Wix
Problem Solving with Excel
Introduction to HTML5

Honors-Awards

Governor Scholar of the Arts
FBLA Nationals Participant
Bingham Oratorical Contest Winner
Most Likely to become a Fortune 500 CEO
UKY Strategic Sales Competition 3rd Place

Activated with: Old Spice, McDonalds, Gen.G, National Basketball Association (NBA), Mobile1, University of Kentucky (UK), Black Esports Network (BESN), Super League Gaming

University of Kentucky
Smart Campus & Esports Student Consultant
October 2019 - May 2020 (8 months)
Lexington, Kentucky Area

Offered student insights into UI/UX development for a student app in conjunction with Apple Inc
Conducted research on gaming studies programs across 30 different schools
Provided actionable insights on programming around Esports from primary research gathered

UK Entrepreneurship Club
President
August 2019 - May 2020 (10 months)
Lexington, Kentucky Area

Revamped the club with a new logo, constitution, and infrastructure for increased system efficiency, popular student appeal
Raised over $22,000 in funding for events, food, student business stipends, and trips from bodies such as the Gatton College of Business, member dues, and the Lexington Commerce Chamber
Paid & coordinated trips to NYC & San Francisco for 20 unique club members, exposing club to several thousand entrepreneurs and new perspectives on entrepreneurship in other states

Qualtrics
Sales Development Representative Intern
May 2019 - August 2019 (4 months)
Dallas/Fort Worth Area

Generated over $54,000 in revenue pipeline
Manage book of business of over 24,000 prospects
Use excel conditional formatting to delineate prime prospects
Utilize Salesforce, LinkedIn Sales Navigator, ZoomInfo, and Outreach to find potential buyers within orgs

University of Kentucky
Vocational Pipeline Head Developer
February 2019 - August 2019 (7 months)
Lexington, Kentucky Area

Independent consulting for UK's HR program

Developed inbound applicant pipeline at 62% lower cost than professional firm

Built corporate partnerships with BCTC, Fort Campbell, Think Kentucky, and many more

Build positive ROI model on inbound hiring model vs outbound model

Life Off U
Founder
July 2017 - August 2019 (2 years 2 months)
Lexington, Kentucky Area

Generated over $12,000 in revenue through brokerages fees

Matchmaking students & off-campus organizations through social media campaigns, our web-app, and campus partnerships

Worked with orgs such as Skyzone, Breakout Games, The Lyric Theatre, and more

SEO (Sponsers for Educational Opportunity) EDGE
Participant - Corporate
April 2017 - August 2017 (5 months)
New York, NY

o Receive 50+ hours individualized coaching and live instruction to achieve targeted interview, technical, and professional developmental goals

o Complete industry-specific training and assessments focused on developing technical skills, institutional knowledge, and attention to detail

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Education

University of Kentucky
Certification, Entrepreneurship & Innovative Thinking · (2018 - 2020)

University of Kentucky
Bachelors for Business Administration, Marketing · (2016 - 2020)

Louisville Male High School
High School Diploma · (2012 - 2016)